Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004-1482

Telephone: 212-837-6000

Fax: 212-422-4726

hugheshubbard.com

Gary J. Simon

Chair, Securities and Capital Markets Group

Direct Dial: 212 837-6770

Direct Fax: (212 299-6770

gary.simon@hugheshubbard.com

September 11, 2018

By EDGAR

Securities and Exchange Commission
100 F St., N.E.

Mail Stop 3030
Washington DC 20549

Attention:	Russell Mancuso

Branch Chief

Re:	Glucose Biosensor Systems (Greater China) Holdings, Inc.
Amendment No. 2 to Draft Offering Statement on Form 1-A
Submitted September 10, 2018
CIK No. 001725430

Ladies and Gentlemen:

On behalf of our client, Glucose Biosensor Systems (Greater China) Holdings, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated August 29, 2018 from the staff regarding the above-captioned offering statement filed by the Company under the Securities Act of 1933. The numbered paragraphs and headings below correspond to the headings and numbers in the comment letter and references below to exhibits and page numbers in the preliminary offering circular mean the exhibits and pages in the second amended Form 1-A filed concurrently herewith (“Amendment No. 2”). Please note that Amendment No. 2 includes the refiling of Exhibits 6.1 and 6.2 in complete un-redacted form to replace the previously-filed redacted forms thereof. The confidential treatment request relating to those exhibits has been withdrawn, which withdrawal is hereby confirmed. For your reference, preceding each response in bold we have reproduced in italics the comment that corresponds thereto.

Lock-up Agreements, page 53

1.       We note your response to prior comment 9. Please reconcile your disclosure in this section and on page 94 regarding the duration of the lock-up period with Exhibit 6.6. Please also reconcile the disclosure on page 78 regarding Dr. Caminis serving as Executive Vice President with your response that he will not serve on the executive team.

Response:

1.       The noted inconsistency has been reconciled in that the lock-up period for officers, directors and 5% holders will be one year and the lock-up period for all other stockholders (consisting of the investors in the outstanding preferred stock and convertible notes) will be six months. Such disclosure has been made on pages 47, 54 and 95. Exhibit 6.6 has been refiled with Amendment No. 2 reflecting the foregoing. Also, the noted disclosure regarding Dr. Caminis has been revised to reflect that he is not and is not intended to become an officer of the Company.

License Agreement, page 62

2.       We note your response to prior comment 1; however, the first bullet point of this section discloses that a change in control includes a change of 30% ownership or voting rights. Page 12 refers to a 50% change. Please reconcile. Also, tell us which exhibit provides for the payment to avoid the change of control termination consequences mentioned in the second clauses (i) and (ii) of the penultimate bullet point on page 63.

Response:

2.       The noted inconsistency regarding the percentage triggers has been reconciled to the 50% measure. Also, please note that the comment as to disclosure regarding the change in control termination is well-taken, as that disclosure requires correction. The License Agreement provides in Section 8.2(b) and (c) that either party may terminate the License Agreement in the event of a change in control of the other party. However, by virtue of Section 8.2(d) of the License Agreement, a change in control payment is required only by LSBD upon a change in control of LSBD; no change in control payment is required upon a change in control of the Company. Amendment No. 2 has been revised accordingly on pages 12, 22 and 64 and the referenced clauses (i) and (ii) have been deleted.

Principal Place of Business, page 78

3.        Please expand your response to prior comment 4 to address from where the other members of your management perform their roles for the issuer; tell us the nature of those roles, and tell us about any role that your current sole shareholder and its affiliates have in directing, controlling and coordinating your activities. Disclose when Dr. Becker will begin the activities that you disclose on page 77 and 78 that he will undertake, and tell us whether his position is full-time and when he began receiving the disclosed compensation. Also, disclose in an appropriate section of your offering circular the general character of your principal properties. In this regard, tell us about your relationships with iqbiosensor whose website indicates a Sydney address.

Response:

3.       The Company emphasizes that, although to date certain formation and capital-raising activities for the Company have been facilitated by employees of affiliates in Australia (where the Company’s parent entities are located), such persons have not been, are not now and are not intended to become, officers nor even employees of the Company and are not intended to perform any material operational, managerial or control activities on behalf of the Company. Their engagement has been task specific. The Company’s principal officers, who have gradually come on and assumed control, are located and work in the United States. The following sets forth the members of management, their residence and from where they will perform their services. The United States headquarters staffing will continue to expand at the direction of our Chief Operating Officer, Dr. Jean-Claude Becker.

Harry Simeonidis – Mr. Simeonidis is President and a director of the Company and resides and works in Australia. However, he assumed that role by virtue of his business experience and affiliation with major healthcare entities, including GE Healthcare, with extensive contacts in the United States, Asia Pacific and globally. A major part of his role will be to develop these contacts in the United States on behalf of the Company. Although President, Mr. Simeonidis has not participated and is not expected to participate materially in the day-to-day operation, management or control of the Company. As the General Manager of Farmaforce Limited, he spends a substantial portion of his time in that capacity. The Company does not consider this a short-coming, as it expects that Dr. Jean-Claude Becker will complement Mr. Simeonidis by primarily managing all of those functions, as described below.

Dr. Jean-Claude Becker – Dr. Becker, who lives and works in the United States, has entered into a written agreement with the Company to serve as the Chief Operating Officer, Executive Vice President and a director of the Company. Dr. Becker has already commenced his duties with the Company. As a physician with deep pharmaceutical experience, he is believed by the Company to be particularly qualified to perform the operational, managerial and control activities on behalf of the Company. Those activities are of course extremely specialized and consist primarily of (i) coordinating with the Company’s licensor its role of managing the development of the Company’s proposed product, the GBS System, which is a medical diagnostic device, and the proposed pipeline thereof; (ii) managing the regulatory approvals processes; (iii) directing, controlling and managing the outsourcing and other third party relationships critical to the foregoing; (iv) building the framework that will be necessary for the ultimate commercialization of the product; (v) managing and supervising Company personnel; and (vi) generally understanding and controlling the necessary elements of the Company’s unique business, industry and purpose. The Company believes that, unlike Mr. Simeonidis, who will serve as President to perform basic business tasks and mostly develop business relationships, perform public relations tasks and propose strategies to the Board, Dr. Becker is especially qualified for and will lead these managerial, operational and control roles. The Company currently is on a product regulatory path in a highly specialized and technical area and the Company believes that Dr. Becker should, must and will lead those roles, reporting directly to the board or a committee thereof. Among his many duties, Dr. Becker also will be recruiting the future management and operational personnel as he builds the leadership team of the Company and it is expected that most of that personnel will live and work in the United States. Due to its current development stage, the Company does not believe it is economical to engage him full time and instead has for now established an hourly arrangement, which would evolve as progress and circumstances permit. While he is not full-time at the Company, it is expected that he will devote most of his daily time and attention to the Company and will be compensated as disclosed in the Amendment No. 2, which compensation has already commenced.

The Company notes that its target market is Greater China and that its targeted initial regulatory approvals will be in Asia, with regulatory strategy, approvals processes, data and applications to be directed controlled and coordinated out of our headquarters in the United States. Although personnel in Asia may be required for these purposes, no such market or approvals is currently intended by the Company in Australia, where the Company’s parent entities and its President reside. The Company also notes that, although its controlling stockholder resides in Australia, U.S. public status and unique and specialized business and territories of the Company are mostly outside of the experience and capabilities of the stockholder and its affiliated businesses, other than LSBD. LSBD necessarily will be involved in certain medical device regulatory matters pursuant to its contractual relationship with LSBD under the License Agreement. Nonetheless, the services performed by affiliates for the Company will be customary for the arrangement contemplated by the License Agreement and not constitute control over the management of the Company.

Further, going forward, any relationships and transactions between the Company and its officers, directors and 5% stockholders, and their respective affiliates, will be on terms no less favorable than could be obtained from unaffiliated third parties. In short, while the Company will be majority-owned by an Australian entity, the management and operation of the Company principally will rest with the management team in the United States and of course with its board, a majority of which (including its Chairman) live and work in the United States.

As to any role that the Company’s current sole shareholder and its affiliates have in directing, controlling and coordinating the Company’s activities, the Company notes two points in particular. First, it emphasizes that in light of the terms and significance of the License Agreement, LSBD and the Company are in a highly structured business relationship wherein the parties must perform separate activities that are expected to be mutually beneficial to and interdependent among the two parties. The Company believes that the License Agreement was specifically designed to incentivize mutual performance with mutual benefits. As counterparties to a highly structured contractual arrangement, the Company believes that the opportunity for the exercise of any undue influence or control by LSBD or its affiliates has been eliminated. The duties therein are clear and fixed. The License Agreement dictates performance details, including benchmark achievements, that are typical of an arms’ length contract, and that contract (while fulsome) does not contain opportunities for one entity to exercise control or the direction of management over the other. There are no management intrusion or control provisions; the License Agreement is benchmarked task-oriented arrangement. The Company believes that the details of the License Agreement significantly insulate the Company from undue control. Second, the Company is domiciled in Delaware and headquartered in New York and thus is subject to the protective corporation laws of Delaware to ensure that management of the Company conducts business in accordance with all applicable fiduciary and disclosure duties, and of course provides various minority shareholder protections. The Company acknowledges and will depend upon this extremely protective framework in the context of related parties and potential conflicts of interest, all of which continue to be fully disclosed in Amendment No. 2. As disclosed on page 89, any relationships and transactions between the Company and its officers, directors and 5% stockholders, and their respective affiliates, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be unanimously approved by our directors.

Victoria Gavrilenko – Ms. Gavrilenko, who lives and works in the United States, has been the Company’s Operations Manager and a director since July 2018. Her duties have not been front and center yet, since until recently much of the Company has been focused on organization, building United States functionality, designing business processes and capital-raising. However, Ms. Gavrilenko’s roles will continue to grow in significance as the actual operation and management of the business, especially as a United States public company, increase. She works with Dr. Becker on most of his responsibilities. While Dr. Becker will, as noted above, retain ultimate control over operational and managerial matters, Ms. Gavrilenko is assisting Dr. Berker and thus the number two executive officer in the day-to-day control over those matters. The management team is based in the United States and upon completion of this offering will have been developed at core. Its work as outlined above, especially in the regulatory approvals, medical device development and product commercialization areas, which are after all substantially all of the Company’s business going forward, will ramp up. Dr. Becker will also further build his United States and other managerial team.

Jonathan S. Hurd – Mr. Hurd, who lives and works in the United States, has been on the Company’s Board since April 2018 and its Chairman since August. Mr. Hurd will not be an executive officer, but he is expected to be particularly involved in the United States business matters and public company and investor compliance matters, given his experience in business and securities matters. This experience will complement the operational and managerial roles of Dr. Becker and Ms. Gavrilenko.

It is noted that the persons referenced above have recently joined the Company and that the evolution of the management team has been a work in process. This largely has been by necessity as the Company is a development stage business and attracting and retaining a qualified management team in a highly specialized area is not a simple matter. However, the Company does not believe that this recent assemblage in the United States reflects any less on its qualifications or its abilities to fully manage and control the operations of the Company or detracts from the authenticity of management, control over operations and Company affairs being in the United States. As noted above, the Company continues to staff up its dedicated New York City office, which is its only dedicated offices. Lastly, in response to the comment, the Company notes that the referenced website of iQbiosensor is owned and operated by LSBD. To a limited extent the website has mentioned product development matters.

Security Ownership . . . page 87

4.       Please expand your response to prior comment 6 to clarify how the 21% owner of Life Science Biosensor Diagnostics would have sole voting and dispositive power over the shares given your disclosure on page 88 that IQnovate Limited is the majority owner of Life Science Biosensor Diagnostics. It is unclear whether other natural persons have or share voting and/or dispositive power over the shares held by Life Science Biosensor Diagnostics.

Response:

4.       The referenced disclosure has been revised to describe that LSBD is 81%-owned by iQnovate Limited, an Australian company that is 24%-owned by Dr. Syrmalis and whose shares are otherwise publicly-owned and traded on the National Stock Exchange of Australia.

Description of Our Securities, page 89

5.        Please tell us how the “No. of Ordinary Shares in GBSGC Pty Ltd” mentioned on page F-6 is reflected in this section.

Response:

5.        The ordinary shares of Glucose Biosensor Systems (Greater China) Pty Ltd. are not reflected in this section because they are not direct or indirect interests in the Company and are not convertible into shares of the Company. These outstanding shares were sold along with and in the same private placement as the outstanding convertible notes that are convertible into shares of our Common Stock. Further disclosure has been added to this section regarding the ordinary shares and the convertible notes.

Anti-takeover Effects, page 90

6.       Please address the last sentence of prior comment 1. It is unclear how your disclosures at the top of page 45 and in the second and third subsections on page 91 are reconcilable with the second exhibit that you have numbered as exhibit 2.4.

Response:

6.       The referenced disclosure has been reconciled by deletion of the inapplicable anti-takeover provisions, which as noted in the comment do not appear in Exhibit 2.4

Exhibits

7.       Please file the Annex and Purchaser Questionnaire mentioned in exhibit 1.1, and tell us which exhibit represents the agreement with FundAmerica mentioned on page 51 and the engagement agreement mentioned on page 52. Also tell us the authority on which you rely to omit schedule 3 to exhibit 6.7, and which exhibit represents the orders mentioned on page 88.

Response:

7.       The Placement Agency Agreement (the PPA”) has been refiled with Amendment No. 2 as Exhibit 1.1 and remains the same as filed before except that the referenced Annex has been included and the reference to the Purchaser Questionnaire has been deleted. The form of agreement with FundAmerica has been filed with Amendment No. 2 as Exhibit 6.10. The referenced engagement agreement has not been filed on the basis that it is not material to investors because it will be superseded in its entirety by the PPA and contains no terms that are not contemplated by PPA. Lastly, Exhibit 6.7 has been refiled with Amendment No. 2 to include Schedule 3 and no orders referenced on page 88 have been issued to date.

Exhibit 4.1

8.       Please address in your offering statement the governing law, indemnification, waiver of trial by jury and jurisdiction provisions of this exhibit. If any of these provisions would apply to claims under the federal securities laws and the rules and regulations thereunder, revise to affirmatively state (in both your offering circular and the appropriate exhibit) that, by agreeing to these provisions, investors will not be deemed to have waived their rights under the federal securities laws and the rules and regulations thereunder. In addition (1) address any question under applicable law as to the enforceability of any of the provisions and whether these provisions would apply to transferees, and (2) provide us your analysis of how the last sentence of section 4(f) is consistent with the disclosure in the rest of your offering statement.

Response:

8.       The referenced provisions have been substantially deleted from Exhibit 4.1, which is refiled with Amendment No. 2 as such.

* * * * *

Acknowledgements

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (212) 837-6770 with any questions or comments regarding the foregoing. Thank you for your consideration.

Very truly yours,

/s/ Gary J. Simon

Gary J. Simon

cc:	Harry Simeonidis

Dr. Jean-Claude Becker